Q3 & Sep YTD 2019 Results Review November 6, 2019 Exhibit 99.3

Safe Harbor Statement and Disclosures All statements other than statements of historical fact contained in the slides presented today including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, terror attacks in Europe and elsewhere, our ability to achieve the targets set out in the Strategic Business Plan announced on September 3, 2019 at our Capital Markets Day event; our ability to successfully implement the planned spin-off of the Company’s On-Highway business; and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2018, prepared in accordance with U.S. GAAP and in the Company’s EU Annual Report at December 31, 2018, prepared in accordance with EU-IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with U.S. GAAP. Reconciliations of non-GAAP measures to the most directly comparable GAAP measure are presented in our earning releases, which are available in EDGAR on the SEC’s website at www.sec.gov and on our website at www.cnhindustrial.com. Forward-looking statements are based upon assumptions relating to the factors described in this presentation, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”). All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Q3 & Sep YTD 2019 | Highlights

3

Q3 2019

Industrial Activities Net Sales
Down 3.2% (at CC)

- Industry demand deceleration and dealer inventory actions affecting AG and CE segments, with C&SV and PT segments' sales flat

Industrial Activities Adj. EBIT Margin (1)
Down 30 bps

- Net price realization offsetting product cost increases, with negative volume/mix impact inclusive of fixed cost absorption due to production adjustments

Adj. Diluted EPS (1)
Flat

- Lower interest expense and improved Adj. ETR flattening out Adjusted Net Income and Adjusted Diluted EPS

Sep YTD 2019

Industrial Activities Net Sales
Down 1.3% (at CC)

Industrial Activities Adj. EBIT Margin (1)
Flat

Adj. Diluted EPS (1)
Up 10.3%

Note: @CC means at constant currency

(1) Non-GAAP measures (definition and reconciliation in appendix) Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated. **C&SV**: includes a $50mn gain realized from granting to Nikola Corp. access to certain Iveco technology

CNH INDUSTRIAL Q3 & Sep YTD 2019 Results Review November 6th, 2019

4

Q3 2019 | Industry and Company Unit Performances

TRACTORS		NA	EU	SA	RoW	WW
	0-140 HP	5%	2%	(13)%	(7)%	**(5)%**
	140+ HP	(5)%				

COMBINES	NA	EU	SA	RoW	WW
	(12)%	(13)%	Flat	(10)%	**(9)%**

CNH INDUSTRIAL UNITS STATISTICS

- Worldwide deliveries down 9% in Tractors and down 10% in Combines vs. last year
- Worldwide production down 3% vs. last year
- Worldwide inventory was up 43% in Tractors (mainly low HP in RoW) and up 4% in Combines
  - North America row crop production 15% below retail

COMPACT AND SERVICE EQ.	NA	EU	SA	RoW	WW
	2%	(1)%	25%	(4)%	**Flat**

GENERAL CONSTRUCTION | ROAD BUILDING AND SITE PREPARATION	NA	EU	SA	RoW	WW
General CE	7%	1%	9%	(10)%	**(5)%**
R&S	3%	(7)%	2%	(14)%	**(7)%**

- Worldwide deliveries down 16% (Compact and service down 19%, General Construction down 5% and Road & Site down 15%)
- Worldwide production down 11% vs. last year (Compact and service down 15%, General Construction down 2% and Road & Site up 2%)
- Worldwide inventory was up 42% (mainly Compact in NA)

TRUCKS > 3.5T	NA	EU	SA	RoW	WW
LCV	-	11%	4%	(5)%	**7%**
M&H	-	(21)%	25%	(5)%	**(8)%**

BUSES	NA	EU	SA	RoW	WW
	-	(4)%	14%	Flat	**2%**

- Trucks market share in EU at 11.4% (Flat vs. Q3 2018)
- Trucks worldwide production down ~2% vs. last year with company inventory up 10% vs. last year
- Trucks book-to-bill at 0.91 in EU and 1.44 in SA (orders in Brazil up 57% vs. Q3 '18)
- Buses market share in EU at 19.1% (down 0.9 p.p. vs. last year)
- Buses book-to-bill at 0.98 in EU and 1.0 in SA

CNH INDUSTRIAL
Q3 & Sep YTD 2019 Results Review
November 6th, 2019

Q3 & Sep YTD 2019 | Financial Summary

5

	Q3 2019	Q3 2018	Δ	Sep YTD 2019	Sep YTD 2018	Δ
U.S. GAAP						
Revenues ($bn)	**6.4**	6.7	(4.9)%	**20.4**	21.5	(5.2)%
Net Sales | Industrial Activities ($bn)	**5.9**	6.2	(5.7)%	**19.0**	20.1	(5.8)%
Net Income ($mn)	**643**	231	178.4%	**1,334**	841	58.6%
Diluted EPS ($)	**0.47**	0.16	0.31	**0.97**	0.60	0.37
Non – GAAP [(1)]						
Net Sales | Industrial Activities @CC ($bn)	**6.0**	6.2	(3.2)%	**19.9**	20.1	(1.3)%
Adjusted EBIT | Industrial Activities ($mn)	**284**	321	(11.5)%	**1,089**	1,153	(5.6)%
Adjusted EBIT Margin | Industrial Activities (%)	**4.8%**	5.1%	(30) bps	**5.7%**	5.7%	Flat
Adjusted EBITDA | Industrial Activities ($mn)	**523**	591	(11.5)%	**1,816**	1,981	(8.3)%
Adjusted EBITDA Margin | Industrial Activities (%)	**8.9%**	9.5%	(60) bps	**9.6%**	9.8%	(20) bps
Adjusted Effective Tax Rate	**28%**	36%	(800) bps	**25%**	28%	(300) bps
Adjusted Net Income ($mn)	**221**	222	(0.5)%	**899**	823	9.2%
Adjusted Diluted EPS ($)	**0.16**	0.16	-	**0.64**	0.58	0.06
Free Cash Flow | Industrial Activities ($bn)	**(1.1)**	(0.7)	(0.4)	**(1.7)**	(0.9)	(0.8)

	Sep 30,2019	Jun 30,2019	Δ	Sep 30,2019	Dec 31, 2018	Δ
Net Industrial (Debt) ($bn)	**(2.4)**	(1.5)	(0.9)	**(2.4)**	(0.6)	(1.8)
Available Liquidity ($bn)	**9.4**	9.9	(0.4)	**9.4**	8.9	0.5

Note: Numbers may not add due to rounding (*) Note: @CC means at constant currency (1) Non-GAAP measures (definition and reconciliation in appendix)

CNH INDUSTRIAL Q3 & Sep YTD 2019 Results Review November 6th, 2019

Q3 & Sep YTD 2019 | Industrial Activities Net Sales Net Sales split (1) BY SEGMENT AG CE C&SV PT (1) Note: Net Sales: Excluding Other Activities, Unallocated Items and Adjustment & Eliminations BY CURRENCY EUR 46% USD 28% BRL 8% CAD 2% GBP 2% AUD 3% OTHER 11% Note: Numbers may not add due to rounding (*) Note: @CC means at constant currency BY REGION NA (North America) EU (Europe) SA (South America) RoW (Rest of World) ($mn) 6,245 (158) (56) 21 4 (12) 6,043 (151) 5,892 Q3 2018 AG CE C&SV PT ELIM & OTHER Q3 2019 @ CC (*) FX TRANSLATION Q3 2019 CHANGE IN NET SALES AT CONSTANT CURRENCY (201) (3.2)% Net Sales walk CHANGE IN NET SALES (353) (5.7)% 20,124 (226) (95) 141 (79) (3) 19,862 (896) 18,966 Sep YTD 2018 Sep YTD 2019 @ CC (*) Sep YTD 2019

Q3 & Sep YTD 2019 | Adj. EBIT walk Non-GAAP measures (definition and reconciliation in appendix) (*) PT Pricing net within Volume & Mix 444 (87) 107 (133) (17) 9 62 22 (6) 401 Adj. EBIT VOL & MIX PRICING NET (*) PROD COST SG&A R&D FX | OTHER UNALLOCATED, ELIM & OTHER FS Adj. EBIT Q3 2018 Q3 2019 6.6% 6.3% INDUSTRIAL ACTIVITIES CHANGE IN ADJUSTED EBIT (11.5)% ($mn) 1,560 (95) 256 (250) (9) (49) 25 58 (35) 1,461 Adj. EBIT Adj. EBIT Sep YTD 2018 Sep YTD 2019 Q3 YTD

AG | Financial Results ($mn) NA EU SA RoW TRACTORS COMBINES OTHERS Q3 ’19 Change vs. prior year Net Sales Q3 ’19 Change vs. prior year 2019 2018 Δ Δ At CC 2,446 2,636 (7.2)% (6.0)% Q3 Note: at CC means at constant currency Adj. EBITDA & Adj. EBIT walk 272 76 196 (75) 79 (74) 4 8 14 152 69 221 Adj. EBITDA D&A Adj. EBIT VOLUME & MIX PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT D&A Adj. EBITDA 2018 2019 10.3% 7.4% 6.2% 9.0% Q3 Unfavorable Volume and product mix and lower fixed cost absorption Net price realization in excess of 2% Higher product costs due to raw material / tariffs and higher content

CE | Financial Results (*) C&S: Compact and Service Equipment; General CE: General Construction; R&S : Road building and site preparation NA EU SA RoW C&S (*) General CE (*) R&S (*) Q3 ’19 Change vs. prior year Q3 ’19 Change vs. prior year ($mn) Note: at CC means at constant currency Net Sales 2019 2018 Δ Δ At CC 664 726 (8.5)% (7.8)% Q3 Adj. EBITDA & Adj. EBIT walk 5.6% 3.6% 41 15 26 (4) 21 (36) 2 0 1 10 13 23 Adj. EBITDA D&A Adj. EBIT VOLUME & MIX PRICING NET PROD COST SG&A R&D FX | OTHER Adj. EBIT D&A Adj. EBITDA 2018 2019 Q3 1.5% 3.5% Positive net price realization Higher raw material cost and tariffs, and acceleration of the spending related to our quality excellence initiative

C&SV | Financial Results ($mn) NA EU SA RoW n.m. TRUCKS BUSES SPECIALTY VEHICLES Q3 ’19 Change vs. prior year Q3 ’19 Change vs. prior year Note: at CC means at constant currency Net Sales 2019 2018 Δ Δ At CC 2,331 2,404 (3.0)% 0.9% Q3 9.0% 2.8% 3.0% 216 148 68 (1) 7 (37) (19) 4 48 70 126 196 Adj. EBITDA D&A Adj. EBIT VOLUME & MIX PRICING NET PROD COST SG&A R&D JV | FX | OTHER Adj. EBIT D&A Adj. EBITDA 2018 2019 Q3 Adj. EBITDA & Adj. EBIT walk 8.4% Higher product cost (supply chain inefficiencies and inflationary cost increases), and higher expenses related to the launch of the new S-Way heavy-duty-truck Quarterly calendarization in SG&A spending Pre-tax gain of $50mn realized from granting to Nikola the access to certain Iveco’s technology (as part of the $150mn contribution in-kind)

PT | Financial Results NA EU SA RoW Q3 ’19 Change vs. prior year ($mn) Note: at CC means at constant currency (*) Net Sales 2019 2018 Δ Δ At CC 940 972 (3.3)% 0.5% Q3 (*) 3rd Party sales at 51% in 2019 vs. 52% in Q3 2018 Adj. EBITDA & Adj. EBIT walk 113 31 82 (7) 14 (4) (3) (1) 81 29 110 Adj. EBITDA D&A Adj. EBIT VOLUME & MIX | PRICING NET PROD COST SG&A R&D FX | OTHER Adj. EBIT D&A Adj. EBITDA 2018 2019 8.6% 11.7% Q3 ENGINES TRANSM. AXLES Q3 ’19 Change vs. prior year 11.6% 8.4% Unfavourable mix of engine sales Product cost efficiencies Increased product development activity supporting Powertrain’s electrification and alternative propulsion strategy Selling expenses related to the development of third-party business portfolio

Financial Services (*) Including unconsolidated JVs Managed Portfolio (*) & Retail Originations (*) Q3 ’19 retail originations at $2.4bn, flat compared to September 30, 2018 Managed portfolio* at $25.5bn, flat compared to September 30, 2018 (up $0.8bn on a constant currency basis) $25.5bn $25.5bn September 30, 2018 September 30, 2019 Retail Wholesale Operating Lease Delinquencies on Book (>30 Days) (**) RoA defined as: PBT / average managed assets annualized Net Income ($mn) Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 2016 2017 2018 2019 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 2016 2017 2018 2019 Profitability Ratios Gross Margin / Average Assets on Book ROA (**) All-time low Net income was down primarily attributable to differences in risk cost accruals period to period and an acceleration of aged used equipment liquidation

Q3 2019 | Net Industrial Cash Flow and Available Liquidity Change in Working Capital Cash inflow Cash outflow TRADE RECEIVABLES INVENTORIES TRADE PAYABLES OTHER CHG IN WORKING CAPITAL (1.1) Q3 2019 Q3 2018 Non-GAAP measures (reconciliation in appendix) (1.1) (2.4) Net Debt IA Free Cash Flow IA ($bn) (*) Industrial Gross Debt represents third party debt only. Net Industrial Debt includes net intersegment debt, and is offset by cash and cash equivalents, restricted cash and derivative hedging debt Net Debt and Free Cash Flow Industrial Activities (1) 9.4 Cash Undrawn Lines Available Liquidity Cash and Available Committed Lines 5.3 4.2 Note: Numbers may not add due to rounding Liquidity to LTM revenue ratio at 33.1% Industrial Activities Gross debt (*) to Adj. Ind. EBITDA at 2.2x vs. 2.2x last year Industrial Activities Net debt (*) to Adj. Ind. EBITDA at 1.0x vs. 0.8x last year Industrial Activities ROIC at 13.1% flat vs. last year Q3 2019 | Ratios ROIC of Industrial Activities (Twelve Months Rolling)

FY 2019E US GAAP Financial Targets and Market Outlook

FY 2019E | Updated Industry Outlook (*) NOTE: Total Industry Volume FY 2019E vs. FY 2018 reflecting aggregate for key markets where Company competes (*) New Regional split definition in Appendix TRACTORS COMBINES NA EU SA RoW WW 0-140 HP Flat – 5% Flat – 5% (10)% (10)% (10)% - (5)% 140+ HP (5)% (5)% (10)% – (5)% (10)% – (5)% Flat – 5% (5)% - Flat COMPACT AND SERVICE EQ. NA EU SA RoW WW Flat Flat 15% Flat – 5% Flat General Construction | Road building and site preparation General CE 5% Flat Flat (5)% – Flat Flat R&S 5% 5% (15)% (15)% (5)% TRUCKS > 3.5t BUSES - Flat – 5% 15% - 20% Flat 5% NA EU SA RoW WW LCV - 5% - 10% 10% (10)% - (5)% ~ 5% M&H - Flat 15% - 20% (10)% - (5)% Flat

FY 2019E | US GAAP Financial Targets (1) 2019 guidance does not include any impacts deriving from the gain resulting from the modification of the healthcare plan in the U.S. previously mentioned, as this gain has been considered non-recurring and therefore treated as an adjusting item for the purpose of the adjusted diluted EPS calculation. In addition, 2019 guidance does not include any impacts deriving from possible further repurchases of Company’s shares under the plan authorized by the AGM on April 12, 2019 (2)Outlook is not provided on diluted EPS, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS and instead included in the calculation of diluted EPS are, by definition, not predictable and uncertain FY 2019E Guidance (1): Net Sales of Industrial Activities $26.5bn - $27bn Revised due to updated end-markets outlook as a result of weaker Q3 industry demand level Adjusted diluted EPS (2) $0.84 - $0.88 Confirmed Net Industrial Debt $(0.6)bn - $(0.4)bn Revised mainly reflecting already announced M&A activity Key Highlights Capex and R&D up year-over-year reaching 2% and 4% of sales respectively Operating Cash Flow slightly below 2018 level Effective tax rate flat at 27%

Closing Remarks

Transform 2 Win | Update on selected Strategic Initiatives Grow Nikola Investment Three Acquisitions in AG segment New products and technologies Perform & Simplify 80/20 simplification initiative World Class Manufacturing productivity Organization Optimization Optimize Right-size operational footprint Asset Optimization Profit Capital Working Capital Fixed Assets Cost Sales ROIC EPS

Transform 2 Win | Grow Update: IVECO & NIKOLA: Fuel Cell Partnership NAFTA EUROPE We partner with Nikola to disrupt the Industry FCEV FCEV / BEV $250Mn Total Investment $50mn @ Q319 $50mn @ Q319 2021 BEV FCEV $150mn In kind $100mn In Cash PARTNERSHIP ON FUEL CELLS (FCEV) & BATTERY EV (BEV) 2023 Based on S-Way Platform Based on S-Way Platform Based on S-Way Platform

Transform 2 Win | Grow Update - Agriculture Inorganic Growth Q3 '19 Q4 ‘19 Pioneer in Australian implements with high-speed tillage equipment Leader in Farm Management Information Systems (FMIS) ü Industry-leading suspension and high-speed track technology ü Closed ü ü ü ü ü Signed

Transform 2 Win | **Grow** Update - New Products and Awards

21



CASE IH

Case IH combine: new 150 series Axial-Flow range, 250 series Axial-Flow updates and header upgrades with upgraded engines that meet Stage V emissions regulations



STEYR

The Expert CVT extends the STEYR tractor range in the 100 to 130 Hp performance segment. The Stage-V engine with HI-eSCR2, a spacious cab and numerous equipment options, are just some of the compelling features



NEW HOLLAND

New Holland Agriculture awarded SITEVI Gold Medal for innovations in grape harvesting



IVECO BUS

IVECO BUS has won a record order to supply 409 Urbanway Natural Power buses to Parisian Transport Authority

IVECO DEFENCE

IVECO DEFENCE VEHICLES

Contract by the Dutch Ministry of Defence to provide 1,275 medium multirole protected vehicles. Deliveries from 2022 through 2026

CNH INDUSTRIAL

Q3 & Sep YTD 2019 Results Review

November 6th, 2019

Transform 2 Win | Selected Initiatives Updates

22

Perform & Simplify

80/20 Simplification

- CE NA: SKUs reduction targeted at ~60% with benefit ramping up in Q4 2019, coupled with focused pricing actions
- AG NA: SKUs reduction at ~60% identified for execution in 2020
- European streams for AG and C&SV started in Q3

Organization Optimization

- Organization optimization through widening span of control well under way – headcount reduced to date 500+ FTEs (white collars)

World Class Manufacturing

- Proceeding apace to achieve the **4% savings target** on yearly basis
- IVECO manufacturing facility in Sete Lagoas, Brazil, has attained **silver status** in World Class Manufacturing (WCM) program

Optimize

Footprint Rationalization

- Phase 1 of footprint rationalization affecting operations of CE and PWT
  - Pregnana, Italy closure announced
  - San Mauro, Italy – ceasing announced, site will be re-used as parts' depot
  - Other minor optimizations underway
- Financial benefits will roll into 2020

Asset Optimization

- Executing on asset optimization with **charges** of **$135mn** booked on the Trucks' residual value now aligned with targeted remarketing plan

CNH INDUSTRIAL

Q3 & Sep YTD 2019 Results Review

November 6th, 2019

Transform 2 Win | On track with Spin Off Roadmap Q4 '19 Q1 '20 Q2 '20 Q3 '20 Q4' 20 2021 SPIN ANNOUNCEMENT EXTRAORDINARY GENERAL MEETING INVESTOR ROADSHOWS DAY 1 LEADERSHIP ANNOUNCEMENT DELIVER ON PORTFOLIO TRANSFORMATION ü Off-Highway On-Highway

Appendix

Sustainability Leader for the 9th consecutive year New Engine Sustainability – Dow Jones CNH Industrial named as Industry Leader in the Dow Jones Sustainability Indices, World and Europe for the ninth consecutive year CNH Industrial The Company was ranked first in the Automotive and Large Vehicles sector, and for the first time was classified amongst the ten most innovative companies in Brazil New Engine

Industrial Activities | Q3 2019 Net Sales Split Agriculture Q3 2019 | Split Chg. vs. Q3 ’18 Construction Q3 2019 | Split Chg. vs. Q3 ‘18 By region: By region: NA 36% (7%) NA 51% (12%) EU 32% (4%) EU 16% (9%) SA 17% 1% SA 15% 16% RoW 15% (20%) RoW 18% (12%) By product: By product: TRACTORS 64% (5%) C&S (*) 47% (14%) COMBINES 18% (5%) General CE (*) 45% (1%) OTHERS 18% (17%) R&S (*) 8% (13%) Commercial & Specialty Vehicles Q3 2019 | Split Chg. vs. Q3 ’18 Powertrain Q3 2019 | Split Chg. vs. Q3 ’18 By region: By region: NA n.m. n.m. NA 3% (19%) EU 81% (2%) EU 73% 1% SA 6% (25%) SA 7% 2% RoW 13% (2%) RoW 17% (16%) By product: By product: TRUCKS 73% (7%) ENGINES 91% (3%) BUSES 18% (8%) TRANSM. 2% (6%) OTHERS 9% 77% AXLES 7% 2% Note: Numbers may not add due to rounding (*) C&S: Compact and Service; General CE: General Construction; R&S : Road building and site preparation

Q3 2019 | IA Adj. EBITDA & Adj. EBIT walk by segment & driver Non-GAAP measures (definition and reconciliation in appendix) (*) Including unallocated items 591 270 321 (44) (16) 2 (1) 22 284 239 523 Adj. EBITDA D&A Adj EBIT AG CE C&SV PT ELIM & OTHER (*) Adj EBIT D&A Adj EBITDA Gross Margin 17.3% 19.6% 11.6% 13.3% 16.1% 17.2% Y-o-Y Change (80) bps (180) bps 90 bps 110 bps (10) bps Q3 2018 Q3 2019 CHANGE IN ADJUSTED EBIT (37) 9.5% 5.1% 4.8% 8.9% ($mn) Q3 Adj. EBIT 2018 VOLUME & MIX PRICING NET PROD COST SG&A R&D FX | OTHER UNALLOCATED, ELIM & OTHER Adj. EBIT 2019 Adj. EBIT walk by driver                   Agricultural 196 (75) 79 (74) 4 8 14 152 Construction 26 (4) 21 (36) 2 0 1 10 Commercial & Specialty Vehicles 68 (1) 7 (37) (19) 4 48 70 Powertrain (**) 82 (7) 14 (4) (3) (1) 81 Eliminations & Other (51) 22 (29) Total Industrial Activities 321 (87) 107 (133) (17) 9 62 22 284 (**) PT Pricing net within Volume & Mix

Industrial Activities | Sep YTD 2019 Net Sales Split (*) C&S: Compact and Service Equipment; General CE: General Construction; R&S : Road building and site preparation Agriculture Sep YTD 2019 | Split Chg. vs. Sep YTD ’18 Construction Sep YTD 2019 | Split Chg. vs. Sep YTD ‘18 By region: By region: NA 36% 2% NA 50% (7%) EU 36% (6%) EU 18% (5%) SA 14% 1% SA 12% 1% RoW 14% (24%) RoW 20% (12%) By product: By product: TRACTORS 59% (6%) C&S (*) 48% (9%) COMBINES 20% (5%) General CE (*) 43% 0% OTHERS 21% (6%) R&S (*) 9% (20%) Commercial & Specialty Vehicles Sep YTD 2019 | Split Chg. vs. Sep YTD ’18 Powertrain Sep YTD 2019 | Split Chg. vs. Sep YTD ‘18 By region: By region: NA n.m. n.m. NA 3% (15%) EU 81% (4%) EU 73% (5%) SA 6% (22%) SA 6% 1% RoW 13% (3%) RoW 18% (20%) By product: By product: TRUCKS 77% (7%) ENGINES 90% (8%) BUSES 17% (4%) TRANSM. 2% (15%) OTHERS 6% 53% AXLES 8% (6%) Note: Numbers may not add due to rounding

Sep YTD 2019 | IA Adj. EBITDA & Adj. EBIT walk by segment & driver Non-GAAP measures (definition and reconciliation in appendix) (*) Including unallocated items 1,981 828 1,153 (117) (11) 12 (6) 58 1,089 727 1,816 Adj. EBITDA D&A Adj EBIT AG CE C&SV PT ELIM & OTHER (*) Adj EBIT D&A Adj EBITDA Gross Margin 17.5% 21.3% 13.0% 12.6% 15.5% 17.8% Y-o-Y Change Flat 20 bps 50 bps 130 bps 30 bps YTD 2018 YTD 2019 CHANGE IN ADJUSTED EBIT (64) 9.8% 5.7% 5.7% 9.6% ($mn) YTD Adj. EBIT 2018 VOLUME & MIX PRICING NET PROD COST SG&A R&D FX | OTHER UNALLOCATED, ELIM & OTHER Adj. EBIT 2019 Adj. EBIT walk by driver                   Agricultural 778 (139) 204 (161) 1 (27) 5 661 Construction 59 (15) 51 (48) 0 (4) 5 48 Commercial & Specialty Vehicles 209 58 1 (60) (4) (7) 24 221 Powertrain (**) 285 1 19 (6) (11) (9) 279 Eliminations & Other (178) 58 (120) Total Industrial Activities 1,153 (95) 256 (250) (9) (49) 25 58 1,089 (**) PT Pricing net within Volume & Mix

30

Reconciliation of Net Income (Loss) to Adj. EBIT and EBITDA by Segment (US GAAP)

($mn)	Q3 2019							
	AG	CE	CV	PT	Unallocated Items, Elim. & Other	Industrial Activities	Financial Services	Total
Net Income (Loss) [(1)]						**561**	**82**	**643**
Add back:								
Interest expenses of Industrial Activities, net of interest income and eliminations						62	-	62
Foreign exchange (gains) losses, net						19	-	19
Finance and non-service component of Pension and other post-employment benefit costs[(2)]						(16)	-	(16)
Income tax expense						(520)	34	486
Adjustments:								
Restructuring expenses	9	18	9	5	-	41	1	42
Other discrete items [(3)]			135		2	137		137
Adjusted EBIT	**152**	**10**	**70**	**81**	**(29)**	**284**	**117**	**401**
Depreciation and Amortization	69	13	49	29	2	162	-	162
Depreciation of assets under operating leases and assets sold with buy-back commitments	-	-	77	-	-	77	60	137
Adjusted EBITDA	**221**	**23**	**196**	**110**	**(27)**	**523**	**177**	**700**

(1) For Industrial Activities, net income net of "Results from intersegment investments".
(2) In the three months ended September 30, 2019, this item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.
(3) In the three months ended September 30, 2019, this item mainly includes other asset optimization charges for $135 million due to actions included in the Transform2Win strategy.

CNH INDUSTRIAL

Q3 & Sep YTD 2019 Results Review

November 6th, 2019

Reconciliation of Net Income (Loss) to Adj. EBIT and EBITDA by Segment (US GAAP) ($mn) Q3 2018 AG CE CV PT Unallocated Items, Elim. & Other Industrial Activities Financial Services Total Net Income (Loss) (1)           139 92 231 Add back:                 Interest expenses of Industrial Activities, net of interest income and eliminations           79   - 79 Foreign exchange (gains) losses, net 12 - 12 Finance and non-service component of Pension and other post-employment benefit costs(2)           (17) - (17) Income tax expense           100 31 131 Adjustments:                 Restructuring expenses 3 - 5 - - 8 - 8 Adjusted EBIT 196 26 68 82 (51) 321 123 444 Depreciation and Amortization 75 15 53 31 - 174 - 174 Depreciation of assets under operating leases and assets sold with buy-back commitments 1 - 95 - - 96 59 155 Adjusted EBITDA 272 41 216 113 (51) 591 182   773 For Industrial Activities, net income net of “Results from intersegment investments”. In the three months ended September 30, 2018, this item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

Reconciliation of Net Income (Loss) to Adj. EBIT and EBITDA by Segment (US GAAP)

32

	Sep YTD 2019							
($mn)	AG	CE	CV	PT	Unallocated Items, Elim. & Other	Industrial Activities	Financial Services	Total
Net Income (Loss) (1)						**1,066**	**268**	**1,334**
Add back:								
Interest expenses of Industrial Activities, net of interest income and eliminations						181	-	181
Foreign exchange (gains) losses, net						39	-	39
Finance and non-service component of Pension and other post-employment benefit costs(2)						(47)	-	(47)
Income tax expense						(362)	101	(261)
Adjustments:								
Restructuring expenses	27	22	20	5	1	75	3	78
Other discrete items (3)			135		2	137		137
Adjusted EBIT	**661**	**48**	**221**	**279**	**(120)**	**1,089**	**372**	**1,461**
Depreciation and Amortization	213	42	143	92	2	492	2	494
Depreciation of assets under operating leases and assets sold with buy-back commitments	-	-	235	-	-	235	184	419
Adjusted EBITDA	**874**	**90**	**599**	**371**	**(118)**	**1,816**	**558**	**2,374**

(1) For Industrial Activities, net income net of "Results from intersegment investments".
(2) In the nine months ended September 30, 2019, this item includes the pre-tax gain of $90 million and $50 million, respectively, as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.
(3) In the nine months ended September 30, 2019, this item mainly includes other asset optimization charges for $135 million due to actions included in the Transform2Win strategy.

CNH INDUSTRIAL
Q3 & Sep YTD 2019 Results Review
November 6th, 2019

Reconciliation of Net Income (Loss) to Adj. EBIT and EBITDA by Segment (US GAAP) ($mn) Sep YTD 2018 AG CE CV PT Unallocated Items, Elim. & Other Industrial Activities Financial Services Total Net Income (Loss) (1)           544 297 841 Add back:                 Interest expenses of Industrial Activities, net of interest income and eliminations           260   - 260 Foreign exchange (gains) losses, net 134 - 134 Finance and non-service component of Pension and other post-employment benefit costs(2)           (3) - (3) Income tax expense           202 110 312 Adjustments:                 Restructuring expenses 4 - 11 1 - 16 - 16 Adjusted EBIT 778 59 209 285 (178) 1,153 407 1,560 Depreciation and Amortization 229 46 161 98 1 535 3 538 Depreciation of assets under operating leases and assets sold with buy-back commitments 2 - 291 - - 293 185 478 Adjusted EBITDA 1,009 105 661 383 (177) 1,981 595   2,576 For Industrial Activities, net income net of “Results from intersegment investments”. In the nine months ended September 30, 2018, this item includes the pre-tax gain of $90 million and $50 million, respectively, as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

Calculation of ROIC of Industrial Activities (U.S. GAAP) ($mn) Twelve Months Rolling - September 30, 2019 2018 Adjusted EBIT of Industrial Activities 1,521  1,501  Tax impact (a) (416)  (408)  Adjusted EBIT of Industrial Activities after-tax (A) 1,105  1,093  Average Third-party debt of Industrial Activities 5,604  6,128  Average Equity of Industrial Activities * 5,167  4,525  Less:     Average Goodwill of Industrial Activities 2,303  2,311  Average Invested Capital of Industrial Activities (B) 8,468  8,342  ROIC of Industrial Activities (C=A/B) 13.1% 13.1% a) Tax Impact Adjusted EBIT of Industrial Activities 1,521  1,501  Less:     Equity in income of unconsolidated subsidiaries and affiliates (18)  43  Tax base (D) 1,539  1,458  Long-term tax rate (E) 27% 28% Tax impact (F=D*E) 416  408  (*) September 30, 2019 Equity of Industrial Activities excludes $539mn tax benefit due to the release of valuation allowances previously booked against certain deferred tax assets Note: Numbers may not add due to rounding

Q3 & Sep YTD 2019

35

Reconciliation of Adj. net income and Adj. income tax (expense) to Net Income (loss) and Income tax (expense) and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP

($mn)

Sep YTD 2019	Sep YTD 2018		Q3 2019	Q3 2018
1,334	**841**	**Net income (loss)**	**643**	**231**
125	(34)	Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	149	(22)
(560)	16	Adjustments impacting Income tax (expense) (b)	(571)	13
899	**823**	**Adjusted net income**	**221**	**222**
871	796	Adjusted net income attributable to CNH Industrial N.V.	213	213
1,355	1,362	Weighted average shares outstanding – diluted (million)	1,352	1,358
0.64	**0.58**	**Adjusted diluted EPS ($)**	**0.16**	**0.16**
1,063	**1,100**	**Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates**	**160**	**351**
125	(34)	Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	149	(22)
1,188	**1,066**	**Adjusted income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (A)**	**309**	**329**
261	**(312)**	**Income Tax (expense)**	**486**	**(131)**
(560)	16	Adjustments impacting Income tax (expense) (b)	(571)	13
(299)	**(296)**	**Adjusted income tax (expense) (B)**	**(85)**	**(118)**
25%	**28%**	**Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)**	**28%**	**36%**

CNH INDUSTRIAL

Q3 & Sep YTD 2019 Results Review

November 6th, 2019

Q3 & Sep YTD 2019 ($mn) Reconciliation of Adj. net income and Adj. income tax (expense) to Net Income (loss) and Income tax (expense) and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP Sep YTD 2019   Sep YTD 2018   Q3 2019   Q3 2018   (a) Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates 78 16 Restructuring expenses 42 8 137   -   Other discrete items 137   - (90) (50) Pre-tax gain related to the modification of a healthcare plan in the U.S. (30) (30) 125   (34)   Total 149   (22)   (b) Adjustments impacting Income tax (expense) (25) 11 Tax effect of adjustments impacting Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (33) 8 (539)   12   Adjustment to valuation allowances on deferred tax assets (539)   12   -   (7)   Adjustment to the 2017 impact of U.S. Tax reform -   (7) 4 - Other 1 - (560)   16   Total (571)   13

Q3 2019 | Investment in Future Growth (1) Excluding assets sold under buy-back commitments and assets under operating leases Capex at $143mn up 10% vs. Q3 2018 Capex at 2.4% of net sales in Q3 2019 and 1.7% at Sep YTD 2019 CAPEX (1) ($mn) R&D at $238mn down 6% vs. Q3 2018 R&D running at 4% of net sales in Q3 and at Sep YTD 2019, in line with full year expectation R&D (1) 130 143 288 323 2018 2019 Q3 YTD 254 238 743 755 2018 2019 Q3 YTD Total spending in new products was $187mn, up 3% vs. last year Digitalization; Electrification; Autonomous & Telematics Regulatory Other New Products and Upgrades

Capex (1) (1) Excluding assets sold under buy-back commitments and assets under operating leases Q3 2019 Q3 2018 Sep YTD 2019 Sep YTD 2018 Investments in property, plant and equipment, and intangible assets (1) 143 130 323 288 Breakdown by Category NEW PRODUCT & TECHNOLOGY 43% 52% 44% 38% MAINTENANCE & OTHER 54% 43% 52% 56% INDUSTRIAL CAPACITY EXPANSION & LT INVESTMENTS 3% 5% 4% 6% Breakdown by Segment AGRICULTURAL 39% 41% 40% 43% CONSTRUCTION 8% 7% 8% 8% COMMERCIAL & SPECIALTY VEHICLES 38% 37% 38% 35% POWERTRAIN 15% 15% 14% 14% ($mn)

Reconciliation of Net cash provided by (used in) Operating Activities to Free cash flow of Industrial Activities (US GAAP) (1)   This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments. ($mn) Industrial Activities   Q3 2019 Q3 2018   Sep YTD 2019 Sep YTD 2018 Net cash provided by (used in) Operating Activities 359 469 (144) 1,196 Net cash (provided by) used in Operating Activities of Financial Services (1,126) (952) (916) (1,377) Intersegment eliminations 79 38 211 129 Net cash provided by (used in) Operating Activities of Industrial Activities (688) (445) (849) (52) Change in derivatives hedging debt of Industrial Activities (1) (4) 5 (7) Investments on buy back and operating lease assets of Industrial Activities (143) (171) (404) (505) Operating cash flow of Industrial Activities (832) (620) (1,248) (564) Investments in property, plant and equipment, and intangible assets of Industrial Activities (143) (130) (323) (288) Other changes(1) (107) 20 (140) (22) Free cash flow of Industrial Activities (1,082) (730)   (1,711) (874)

Reconciliation of Total Debt to Net Debt (US GAAP) Sep 30, 2019 Dec 31, 2018 Sep 30, 2019 Dec 31, 2018 Sep 30, 2019 Dec 31, 2018 Third party debt (23,906) (24,445) (5,556) (5,211) (18,350) (19,234) Intersegment notes payable - - (1,173) (1,136) (1,275) (1,202) Total (Debt) (1) (23,906) (24,445) (6,729) (6,347) (19,625) (20,436) Plus:             Cash and cash equivalents 3,384 5,031 2,956 4,553 428 478 Restricted cash 781 772 108 - 673 772 Intersegment notes receivables - - 1,275 1,202 1,173 1,136 Derivatives hedging debt (2) (8) (2) (8) - - Net (Debt) / Cash (2) (19,743) (18,650) (2,392) (600) (17,351) (18,050) Consolidated Industrial Activities Financial Services ($mn) (1) Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,173 million and $1,136 million as of September 30, 2019 and December 31, 2018, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,275 million and $1,202 million as of September 30, 2019 and December 31, 2018, respectively. (2) The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $102 million and $66 million as of September 30, 2019 and December 31, 2018, respectively.

From Total Debt to Net Industrial Debt Sep 30, 2019 Dec 31, 2018 Total (Debt) (1) (23,906) (24,445) Financial Services Third Party Debt 18,350 19,234 Intersegment Note Payables (1,173) (1,136) Intersegment Note Receivables 1,275 1,202 Cash and cash equivalents 2,956 4,553 Restricted cash 108 - Derivatives hedging debt (2) (8) Net Industrial (Debt) / Cash (2) (2,392) (600) Q3 2019 Q3 2018 Net (debt)/cash of Industrial Activities at beginning of period (1,524) (1,291) Adjusted EBITDA of Industrial Activities 523 591 Cash interest and taxes (75) (175) Changes in provisions and similar(1) (177) (95) Change in working capital (1,103) (941) Operating cash flow of Industrial Activities (832) (620) Investments in property, plant and equipment, and intangible assets(2) (143) (130) Other changes (107) 20 Free cash flow of Industrial Activities (1,082) (730) Capital increases and dividends(3) (2) (24) Currency translation differences and other 216 56 Change in Net debt of Industrial Activities (868) (698) Net (debt)/cash of Industrial Activities at end of period (2,392) (1,989) (1) Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,173 million and $1,136 million as of September 30, 2019 and December 31, 2018, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,275 million and $1,202 million as of September 30, 2019 and December 31, 2018, respectively. (2) The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $102 million and $66 million as of September 30, 2019 and December 31, 2018, respectively. ($mn) (1) Including other cash flow items related to operating lease and buy-back activities. (2) Excluding assets sold under buy-back commitments and assets under operating leases. (3) Including share buy-back transactions.

Liquidity & Debt Maturity 1 Represents cash portion of debt maturities as of 09/30/2019 2 Of which $0.8bn Restricted Cash Undrawn M/T unsecured Committed Lines Bank Debt Capital Market Cash Other Available Liquidity ($bn) Available liquidity at September 30, 2019 was $9.4bn, compared to $9.9bn at June 30, 2019 $4.2bn of cash & cash equivalents (2) $5.3bn undrawn under medium-term committed unsecured credit lines Q3 2019 | Highlights Debt Maturity Schedule (1) ($bn) 9.4 (1.9) (2.4) (2.1) (1.4) (1.4) (4.0) As of 09/30/19 2019 2020 2021 2022 2023 Beyond

Debt Maturity Schedule | Breakdown Note: Numbers may not add due to rounding Outstanding Sep 30, 2019 3M 2019 2020 2021 2022 2023 2024 Beyond (4.2) Bank Debt (1.2) (1.6) (0.6) (0.3) (0.2) (0.1) (0.1) (8.9) Capital Market (0.6) (0.8) (1.5) (1.1) (1.2) (0.6) (3.2) (0.1) Other Debt (0.1) (0.0) (0.0) (0.0) (0.0) (0.0) (0.0) (13.2) Cash Portion of (Debt) Maturities (1.9) (2.4) (2.1) (1.4) (1.4) (0.7) (3.3) 4.2 Cash & Cash Equivalents 0.8 of which restricted cash 5.3 Undrawn Committed credit lines 9.4 Total Available Liquidity ($mn)

Europe Trucks | Company performance (*) Europe: 27 countries reflecting key markets where the segment competes (excluding United Kingdom and Ireland for market share reporting purposes); (1) Company’s estimated market share in the European truck market (GVW ≥3.5 tons) Q3         2016 2017 2018 2019             MKT SHARE(1) Light (3.5-7.49t) 16.8% 14.8% 14.1% 13.5% M&H (≥7.5t) 9.6% 9.5% 7.1% 6.7%   Europe (*) 13.9% 12.8% 11.4% 11.4% B-TO-B Light (3.5-7.49t) 0.70 0.94 0.95 0.89 M&H (≥7.5t) 1.00 1.12 0.90 0.97   Europe 0.79 0.99 0.94 0.91           Δ 16/17 Δ 17/18 Δ 18/19         MKT SHARE(1) Light (3.5-7.49t)   (1.9) p.p. (0.7) p.p. (0.6) p.p. M&H (≥7.5t)   (0.1) p.p. (2.4) p.p. (0.3) p.p.   Europe (*)   (1.1) p.p. (1.4) p.p. (0.0) p.p. ORDERS Light (3.5-7.49t)   34.4% 4.5% (12.0)% M&H (≥7.5t)   3.8% (36.6)% (1.5)%   Europe   22.8% (8.7)% (9.6)% DELIVERIES Light (3.5-7.49t)   0.6% 2.4% (5.1)% M&H (≥7.5t)   (7.4)% (19.9)% (9.3)%   Europe   (1.8)% (3.9)% (6.1)%

Europe Trucks | Company performance (*) Europe: 27 countries reflecting key markets where the segment competes (excluding United Kingdom and Ireland for market share reporting purposes); (1) Company’s estimated market share in the European truck market (GVW ≥3.5 tons) Sep YTD         2016 2017 2018 2019             MKT SHARE(1) Light (3.5-7.49t) 15.2% 14.5% 14.1% 13.1% M&H (≥7.5t) 9.4% 9.4% 7.9% 6.3%   Europe (*) 12.9% 12.5% 11.8% 10.7% B-TO-B Light (3.5-7.49t) 0.99 1.03 1.02 1.00 M&H (≥7.5t) 1.08 1.07 0.91 1.02   Europe 1.02 1.04 0.99 1.00           Δ 16/17 Δ 17/18 Δ 18/19         MKT SHARE(1) Light (3.5-7.49t)   (0.7) p.p. (0.5) p.p. (1.0) p.p. M&H (≥7.5t)   (0.0) p.p. (1.4) p.p. (1.7) p.p.   Europe (*)   (0.4) p.p. (0.8) p.p. (1.1) p.p. ORDERS Light (3.5-7.49t)   2.5% 4.9% (1.5)% M&H (≥7.5t)   (4.3)% (27.1)% (6.5)%   Europe   0.3% (4.8)% (2.7)% DELIVERIES Light (3.5-7.49t)   (1.9)% 6.5% (0.1)% M&H (≥7.5t)   (3.7)% (13.9)% (16.0)%   Europe   (2.4)% 0.5% (4.1)%

New Geographic Information Starting from Q1 2019 the composition of our regions part of the geographic information have been amended as follow: North America (formerly NAFTA): United States, Canada and Mexico; Europe (member  countries  of  the  European  Union, European Free Trade Association, Ukraine, Balkans, formerly included in EMEA); South America (formerly LATAM): Central and South America, and the Caribbean Islands; and Rest of World (Continental Asia - including Turkey and Russia - Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine) ; African continent, and Middle East, formerly included in EMEA). Market Share / Market Position Data Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries. In this presentation, management estimates of past market-share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of the World markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles regions are defined as: Europe (the EU 27 countries where Commercial Vehicles competes, excluding United Kingdom and Ireland, for market share and total industry volume “TIV” reporting purpose); South America (Brazil, Argentina and Venezuela) and RoW (Russia, Turkey, South East Asia, Australia, New Zealand). In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

Non-GAAP Financial Measures CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS. CNH Industrial non-GAAP financial measures are defined as follows: Adjusted EBIT: is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other postemployment benefit costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. Adjusted EBITDA: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments). Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax. Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end. Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items and non-recurring tax charges or benefits. Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items. Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities. Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities. Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations. ROIC: applied to Industrial Activities, only, is defined as ratio between Adjusted EBIT after-tax and the average invested capital, which includes third party Debt plus Equity less Goodwill. It is computed using last twelve months figures (twelve months rolling basis). The tables attached to this presentation provide reconciliations of the non-GAAP measures used in this presentation to the most directly comparable GAAP measures.

Investor Relations Team e-mail: investor.relations@cnhind.com website: www.cnhindustrial.com Federico Donati – Head of Global Investor Relations ( +44 (207) 76 - 60386 ( +39 (011) 00 - 71929 Noah Weiss – Investor Relations North America ( +1 (630) 887 - 3745 Giovanni Somajni – Investor Relations Europe ( +44 (207) 76 - 60369